

October 15, 2009

Mr. Charles R. Wunsch, Esq.
General Counsel and Corporate Secretary
Sprint Nextel Corporation
6200 Sprint Parkway
Overland Park, Kansas 66251

> **Re: Sprint Nextel Corporation**
> **Amendment No. 1 to Form S-4**
> **Filed October 7, 2009**
> **File No. 333-161710**

Dear Mr. Wunsch:

We have reviewed your amended filing and response letter filed October 7, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note your response to comment 12 from our letter dated September 30, 2009. We also note your statement that Company's X's revised offer of $4.75 per share of Class A common stock represented "the upper end of the range it had offered on June 1, 2009." As the range provided by Company X on June 1, 2009 was $4.27 to $5.00, please revise this statement to indicate that the revised offer price represented the upper "half" of the range it had previously offered.

2. We note your response to comment 40 from our letter dated September 30, 2009.

Please note that general disclaimers regarding the accuracy and completeness of disclosure may not be sufficient when you are aware of material contradictory information. Therefore, please revise your disclosure to include a clear statement of the company's disclosure obligations with respect to material contradictory information. In addition, please remove the clause that states that the representations, warranties and covenants in the agreements may be qualified by reference to confidential disclosures. The company's obligation to consider whether additional disclosure is necessary in order to make the statements made not misleading applies to the representations, warranties and covenants as contained in the agreement filed as an exhibit to the registration statement.

In general, cautionary language should be limited to statements of fact. Please either specifically identify which representations and warranties apply a standard of materiality in a way that is different from what may be viewed as material to investors or under federal securities laws or delete such reference. Furthermore, please also revise the disclaimer to remove any potential implication that the information in the agreement does not constitute public disclosure under the federal securities laws. In this regard, we note your statement that investors should not rely on the information in the representations, warranties and covenants as characterizations of the actual state of fact or conditions of the companies.

*   *   *   *

Please amend your Form S-4 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Jessica Plowgian, Attorney Advisor, at (202) 551-3367, or Paul Fischer, Attorney Advisor at (202) 551-3415 with any other questions.

Sincerely

/s Paul Fischer, for
Larry Spirgel
Assistant Director

Cc: E. William Bates, II, Esq.
     Via facsimile to (212) 556-2222